Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
Summit Group of Scottsdale, Arizona, LLC	South Dakota
Summit Hospitality I, LLC	Delaware
Summit Hospitality V, LLC	South Dakota